Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on Tuesday, October 10, 2023

The extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Tuesday, October 10, 2023, at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), to approve the repricing of the exercise price of certain outstanding options to purchase ordinary shares of the Company granted to the Company’s directors and its CEO.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, NIS 1.50 par value per share by the close of business on Thursday, September 7, 2023 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” the proposal.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ordinary shares (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing, and mailing the proxy card to the Company’s offices so that it is received by the Company no later than October 10, 2023 at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date, or by voting their ordinary shares in person at the General Meeting if the shareholders are the record holder of the ordinary shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their ordinary shares).

The Board of Directors recommends the Company’s shareholders vote “FOR” the proposal on the agenda of the General Meeting, which is described in the attached Proxy Statement.

Sincerely,

Dr. Roger Pomerantz
Chairman of the Board of Directors

September 1, 2023

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share, of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the extraordinary general meeting of shareholders (the “General Meeting”), to be held on Tuesday, October 10, 2023, at 10:00 a.m., Israel time, at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to approve the repricing of the exercise price of certain outstanding options to purchase ordinary shares of the Company granted to the Company’s directors and its CEO.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than September 8, 2023.

Board Recommendation

The Board of Directors recommends that you vote “FOR” the proposal on the agenda.

Who Can Vote

Only shareholders at the close of business on September 7, 2023 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting and any adjournment thereof. At the close of business on August 31, 2023, the Company had outstanding 11,447,676 ordinary shares, excluding 18,409 ordinary shares held in treasury, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on October 10, 2023, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders who hold their ordinary shares in “street name”, meaning in the name of a bank, broker or other record holder, through Computershare, must either direct the record holder of their ordinary shares how to vote their ordinary shares, or obtain a legal proxy from the record holder to vote at the General Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the ordinary shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Voting instructions cards are being distributed to holders of ordinary shares on or about September 13, 2023. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date, or by voting their ordinary shares in person at the General Meeting if the shareholders are the record holder of the ordinary shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their ordinary shares). If a shareholder’s proxy is not received by the Company by Tuesday, October 10, 2023, at 06:00 a.m., Israel time, it shall not be valid at the General Meeting. Notwithstanding the aforesaid, each of the chairman of the General Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders of record whose ordinary shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposal

The approval of the proposal requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (“Companies Law”), each shareholder that attends the General Meeting in person shall, prior to exercising its voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest with respect to the approval of the proposal. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest with respect to the approval of the proposal. Shareholders who do not so indicate will not be eligible to vote their ordinary shares as to such proposal.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity. A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law and shall mean a person’s ability to direct a company’s business, unless such ability stems only from the service as a director or from includer position in the company, and there is a presumption that a person is controlling a company if such person holds 50% or more of a certain type of means of control in the company. For this purpose, “Means of Control” shall mean any of the below: (i) voting rights in the company’s general meeting or in an equivalent body of another corporation; (ii) the right to appoint the company’s directors or its chief executive officers. The term “controlling shareholder” shall also include a holder of 25% or more of the voting rights in the Company if there is no other holder holding more than 50% of the voting rights in the Company. For the purpose of the term “holding” two or more persons holding voting rights in a company while each of them has a personal interest in the approval of the same transaction brought for the approval of the company shall be deemed as joint holders.

Position Statement

To the extent you would like to submit a position statement with respect to the proposal described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., Saturday, September 30, 2023).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Directors’ and Officers’ Compensation

For information concerning the annual compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2022, see Item 6B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the Commission on March 29, 2023.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

APPROVAL OF THE REPRICING OF THE EXERCISE PRICE OF CERTAIN OUTSTANDING OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY GRANTED TO THE COMPANY’S DIRECTORS AND ITS CEO.

Following the approval of the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors, and as part of a broader repricing decision applying to employees and officers of the Company, it is proposed that the General Meeting approve the repricing of a total of 583,979 outstanding options, each exercisable into one (1) ordinary share of the Company, previously granted to the Company’s directors and CEO, such that their exercise price shall be U.S. $6.39, which represents the average of the closing price of the Company’s shares during the 30-days preceding the Board of Directors decision on the repricing, and comprised of: (i) 162,713 options and 50,000 options at an exercise price of U.S. $11.06 and U.S. $9.22, respectively, previously granted to Dr. Roger Pomerantz, the Chairman of the Board of Directors; (ii) 23,000 options and 24,000 options at an exercise price of U.S. $15.20 and U.S. $9.22, respectively, previously granted to Hugh Evans, a director of the Company; (iii) 8,000 options and 24,000 options, at an exercise price of U.S. $9.12 and U.S. $9.22, respectively, previously granted to each of Dr. Avraham (Avri) Havron, Dr. Elan Penn, and Mr. Joseph Zarzewsky, directors of the Company; (iv) 47,000 options at an exercise price of U.S. $9.22, previously granted to Lask Alisa, a director of the Company; and (v) 100,000 options and 81,266 options at an exercise price of U.S. $9.22 and U.S. $10.08, respectively, previously granted to Mr. Yehiel Tal, the Company’s director and CEO, (together in this proposal, the “Repricing”).

The aggregate additional annual economic benefit of the Repricing to the directors and CEO under the Black-Scholes formula ranges between U.S. $3,789 and U.S. $39,300 and is in accordance with the Company’s compensation policy.

In its decision, the Compensation Committee and the Board of Directors noted the following considerations:

-	The Repricing is a part of a broader decision regarding the repricing of the exercise price of outstanding options granted to employees, directors and officers of the Company, which are “out of the money” by over 40% of the average of the closing price of the Company’s shares during the 30-day preceding the Board of Directors decision of repricing.

-	Repricing of options is intended to enable the Company to continue to motivate and retain valuable employees and talents within the Company, amidst a declining macro-environment in the capital markets which has exogenously impacted the Company’s share price over the recent year, and which has resulted in the majority of the Company’s options remaining or becoming “out of the money” for an extended period of time, providing less incentive for employees to remain with the Company.

-	The Repricing is intended to promote the long-term success of the Company and align the interests of the Company’s employees, directors and officers with those of the Company’s shareholders, as well as with the future and long-term success of the Company.

-	The current labor market environment has resulted in high attrition, particularly in the Company’s area of activity, and the Repricing (for employees, directors and officers) serves as a motivator to enhance retention and preserve Company’s stability and operations, ensuring continuity in leadership and expertise.

-	The overall cost of employment of each officer and director, following the Repricing, is suitable for a public company of the Company’s type and size.

-	The members of the Compensation Committee and Board of Directors are of the opinion that the compensation offered to the directors and CEO, following the Repricing, is consistent with the scope and responsibility of each of them, their skills, experience and contribution in each respective position, as well as advancing the Company’s goals and policies.

-	The additional annual economic benefit of the Repricing to the directors and CEO ranges under the Black-Scholes formula ranges between U.S. $3,789 and U.S. $39,300 and is in accordance with the Company’s compensation policy.

In light of the above considerations, the Compensation Committee and Board of Directors resolved that Repricing of the exercise price of certain outstanding options to purchase ordinary shares of the Company granted to the Company’s directors and its CEO, as described above, is fair and reasonable, and to the benefit of the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the repricing of the exercise price of certain outstanding options to purchase ordinary shares of the Company granted to the Company’s directors and its CEO, as presented to the shareholders, be and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 1, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 1, 2023, UNLESS STATED OTHERWISE, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

Dr. Roger Pomerantz
Chairman of the Board of Directors

September 1, 2023